SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Monarch Community Bancorp, Inc.
(Name of the Issuer)
Monarch Community Bancorp, Inc.
Monarch Merger Corp.
Donald L. Denney
William C. Kurtz
Andrew J. Van Doren
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
609045109
(CUSIP Number of Class of Securities)

Donald L. Denney	Copy to:
President and Chief Executive Officer	Timothy E. Kraepel
Monarch Community Bancorp, Inc.	Howard & Howard Attorneys, P.C.
375 North Willowbrook Road	39400 Woodward Avenue, Suite 101
Coldwater, Michigan 49036	Bloomfield Hills, MI 48304-5151
(517) 278-4567	(248) 645-1483
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

     This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:☐
Check the following box if the filing is a final amendment reporting the results of the transaction:☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,784,632	$85.49

*	For purposes of calculating the fee only. This amount assumes the acquisition of 206,269 shares of common stock of the subject company acquired in the merger for $13.50 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the Total Consideration.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $77.73
Filing Party: Monarch Community Bancorp, Inc.
Form or Registration No.: Preliminary Schedule 13E-3, Amendment Nos. 1 and 2 to Schedule 13E-3
Date Filed: April 23, 2007, June 27, 2007, and August 3, 2007, respectively.

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
INTRODUCTION
     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) amends the Rule 13E-3 Transaction Statement initially filed on April 23, 2007 and Amendment Nos. 1 and 2 thereto filed on June 27, 2007 and August 3, 2007, respectively, and is being filed by Monarch Community Bancorp, Inc., a Maryland corporation (the “Company”) in connection with the proposed merger (the “Merger”) of Monarch Merger Corp., (a recently incorporated Maryland corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of February 15, 2007 between the Company and Monarch Merger Corp., as amended and restated on June 8, 2007 (the “Merger Agreement”).
     Upon effectiveness of the Merger, (i) each share of the Company’s common stock (the “Common Stock”), held of record by a stockholder who owns, as of the effective time of the merger, fewer than 1,000 shares of Common Stock will be converted into the right to receive $13.50 in cash from the Company; and (ii) each share of the Common Stock held of record by a stockholder who owns, as of the effective date of the merger, 1,000 or more shares of Common Stock will not be affected by the Merger and will remain outstanding.
     This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), pursuant to which the stockholders of Monarch Community Bancorp, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement at the Company’s special stockholders’ meeting. The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—General, —Stock Repurchases by Monarch, —Recent Affiliate Transactions in Monarch Stock; —Market for Common Stock and Dividend Information; and —Dividend Policy” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The filing persons are Monarch Community Bancorp, Inc., Monarch Merger Corp., Donald L. Denney, William C. Kurtz, and Andrew J. Van Doren. The subject company is Monarch Community Bancorp, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—General,” “—Monarch Merger Corp.,” “—Directors and Executive Officers of Monarch” and “—Voting Securities and Principal Holders Thereof.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SUMMARY TERM SHEET,” “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Requirements for Stockholder Approval,” “SPECIAL FACTORS—Purposes of and

Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, — Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, —Rights of Dissenting Stockholders, Access to Corporate Files, Appraisal Services, and —Material U.S. Federal Income Tax Consequences of the Merger,” and “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Market for Common Stock and Dividend Information.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Recent Affiliate Transactions in Monarch Stock and — Stock Repurchases by Monarch”; “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness, — Interests of Certain Persons in the Merger, and — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Structure of the Merger, — Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of Monarch Merger Corp. for the Merger Proposal, —Purposes and Reasons of Donald L. Denney for the Merger Proposal, —Purposes and Reasons of William C. Kurtz for the Merger Proposal, —Purposes and Reasons of Andrew J. Van Doren for the Merger Proposal — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of the Bank Following the Merger; — Financing of the Merger; — Termination of Securities Exchange Act Registration; and, — Conversion and Exchange of Stock Certificates,” and “INFORMATION ABOUT MONARCH AND ITS AFFILIATES —Directors and Executive Officers of Monarch, — Market for Common Stock and Dividend Information; and — Dividend Policy.”

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Purposes of and Reasons for the Merger Proposal, —Background of Merger Proposal —Recommendation of our Board of Directors, — Purposes and Reasons for Monarch Merger Corp. for the Merger Proposal, —Purposes and Reasons of Donald L. Denney for the Merger Proposal, —Purposes and Reasons of William C. Kurtz for the Merger Proposal, —Purposes and Reasons of Andrew J. Van Doren for the Merger Proposal,— Interests of Certain Persons in the Merger, — Pro Forma Effect of the Merger, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Unaffiliated Stockholders, — Operations of the Bank Following the Merger, and — Material U.S. Federal Income Tax Consequences of the Merger,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Background of the Merger Proposal; — Recommendation of our Board of Directors; — Financial Fairness; — Position of Monarch Merger Corp. as to the Fairness of the Going Private Transaction; — Position of Donald L. Denney as to the Fairness of the Going Private Transaction; — Position of William C. Kurtz as to the Fairness of the Going Private Transaction; and — Position of Andrew J. Van Doren as to the Fairness of the Going Private Transaction.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Financial Fairness, — Determination of the Terms of the Merger”; “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”; and Appendix B—Fairness Opinion.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS — Financing of the Merger; and, — Source of Funds and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT MONARCH AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in Monarch Stock, and —Stock Repurchases by Monarch.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of our Board of Directors; — Financial Fairness; and — Position of Monarch Merger Corp. as to the Fairness of the Going Private Transaction” and “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS — Voting at the Special Meeting.”

Item 13.	Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Monarch Community Bancorp, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The information in the proxy statement referred to in “DOCUMENTS INCORPORATED BY REFERENCE” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Information concerning Monarch Community Bancorp, Inc.’s pro forma book value and earnings to fixed charges is set forth in the proxy statement under “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and is incorporated herein by reference.

(b) The information set forth in the proxy statement under “SPECIAL FACTORS — Pro Forma Effect of the Merger” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” is incorporated herein by reference.

(c) The information set forth in the proxy statement under “SELECTED HISTORICAL FINANCIAL DATA” and “SPECIAL FACTORS — Pro Forma Effect of the Merger” is incorporated herein by reference.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF STOCKHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Portions of the Definitive Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 — 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

Item 16.	Exhibits

1. Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on August 30, 2007, including Appendix A—Agreement and Plan of Merger and Appendix B—Fairness Opinion. (Incorporated by reference from Amendment No. 3 to Schedule 14A filed on August 30, 2007).

2. Valuation Report of Donnelly Penman & Partners. (Incorporated by reference from Schedule 13E-3 filed on April 23, 2007.)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2007	MONARCH COMMUNITY BANCORP, INC.

	By:	/s/ Donald L. Denney

Donald L. Denney President and Chief Executive Officer

MONARCH MERGER CORP.

	By:	/s/ Donald L. Denney

Donald L. Denney President

OTHER FILING PERSONS:

/s/ Donald L. Denney

Donald L. Denney

/s/ William C. Kurtz

William C. Kurtz

/s/ Andrew J. Van Doren

Andrew J. Van Doren

EXHIBIT INDEX

1.	Definitive Proxy Statement, Form of Proxy, Notice of Special Meeting of Stockholders and related cover letter, filed with the Securities and Exchange Commission on August 30, 2007, including Appendix A—Agreement and Plan of Merger and Appendix B—Fairness Opinion. (Incorporated by reference from Amendment No. 3 to Schedule 14A filed on August 30, 2007)

2.	Valuation Report of Donnelly Penman & Partners. (Incorporated by reference from Schedule 13E-3 filed on April 23, 2007.)
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